Exhibit 99.1

AMENDMENT TO MEMORANDUM OF ASSOCIATION

OF

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Resolved, that the Company’s registered (authorized) share capital be altered to create Mandatory Convertible Preferred Shares, without increasing said registered (authorized) share capital, by converting 5,000,000 of the Company’s registered (authorized) and unissued Ordinary Shares, nominal (par) value NIS 0.1 per share, into 5,000,000 registered (authorized) Mandatory Convertible Preferred Shares, nominal (par) value NIS 0.1 per share, the rights, preferences and terms of which will be as set forth in the Company’s Articles of Association as shall be in effect from time to time, following which the Company’s registered (authorized) share capital shall be NIS 250,000,000 (two hundred and fifty million New Israeli Shekels) divided into:

2,494,575,693 Ordinary Shares, nominal (par) value NIS 0.1 per share,

5,000,000 Mandatory Convertible Preferred Shares, nominal (par) value NIS 0.1 per share,

424,247 Ordinary “A” Shares, nominal (par) value NIS 0.1 per share,

60 Deferred Shares, nominal (par) value NIS 0.1 per share.